Philips showcases new mobile products and applications for the connected consumer

Monday, February 14, 2005

Cannes, France — Royal Philips Electronics (AEX: PHI, NYSE:PHG) is showcasing its latest mobile handsets, multimedia software applications and semiconductor solutions for connected consumer applications at 3GSM, the world’s largest 3G cellular event.

Amongst the new products on display at the show will be the new Philips range of mobile phones, offering consumers intuitive and personalized solutions for sharing and enjoying their ‘infotainment’ experiences. The new Philips 760 digital camera phone is the next logical step in mobile communication, combining an innovative-design clamshell mobile phone with a full 1.3-megapixel digital camera with zoom, flash and photo toolbox, all in a single compact device.

The Philips 760 is the ideal mobile multimedia communication device for those who want to have more fun with mobile messaging and who also want to take better pictures. The phone is effectively a complete mobile entertainment platform, supporting embedded and downloadable color games, Multimedia Messaging Service (MMS) content delivery, and a full library of polyphonic ringtones.

Philips Xenium 9@98 is the latest flagship phone in the popular Philips Xenium range. Sharing the extremely long battery life of its predecessors, this latest Xenium phone will appeal to busy professionals and fast-paced urbanites who will appreciate its reliability, record-breaking seven hours of talk time, and ability to provide up to four weeks of standby power. Its streamlined set of practical features ensures peak performance for calling, messaging and downloading.

Targeting mobile device manufacturers, Philips’ multimedia software solutions are designed to bring wireless products to life. They do this through innovative applications that enable enhanced and feature-rich services in the areas of video, voice, music and gaming.

The Philips software solutions to be demonstrated at 3GSM 2005 are all part of the company’s exciting new LifeVibes™ portfolio of multimedia, sound and music products.

Targeting mobile device manufacturers, Philips’ LifeVibes standards-based multimedia software solutions are designed to bring wireless products to life. This is achieved via innovative pre-integrated applications that cut time-to-market, greatly enhance the user experience and enable feature-rich services in the areas of video, voice and music.

Philips’ focus on the key applications domains of voice, music and video, and on innovative technologies for mobile multimedia, is highlighted in demonstrations of complete high-performance software applications, such as:

–	TV-on-Mobile, featuring the latest high-quality H.264 video decoding and AAC audio;

–	Music Player with extensive enhancement features and optional support for OMA (Open Mobile Alliance) v2 DRM;

–	High-quality, full duplex speakerphone application;

–	Jingle Blaster professional-quality sound synthesizer;

–	Spot GPS software;

–	Near Field Communications (NFC) applications enabling intuitive connectivity between mobile devices.

A world leader in consumer electronics as well as mobile multimedia, Philips is also demonstrating jointly with Qualcomm, a leader in digital wireless communications products and services, technologies and DRM solutions that bridge the mobile and home domains. These can enable consumers to manage personal digital media rights from their mobile phones on various smart consumer electronic devices in their home environments.

Philips is also using 3GSM to introduce additions to its Nexperia™ Mobile range of multimedia semiconductor solutions, as well as the introduction of the Nexperia Partner Program for Mobile.

This program enables independent software vendors and integrators to deliver middleware, applications and reference designs to complement its Nexperia Mobile portfolio. As consumers demand increasingly advanced multimedia functions on their mobile phones and development cycles for new products continue to decrease, the program presents manufacturers with a simple solution to the complex issue of integration.

Simplifying the design of advanced multimedia handsets, Philips’ semiconductor division has introduced four new additions to its Nexperia Mobile family, including an advanced Linux OS-based Nexperia Cellular System Solution family for smartphones and a dual-mode Nexperia UMTS/EDGE System Solution that ensures seamless transition between the two networks. The new products announced will enable the next generation of exciting mobile applications, including TV-on-Mobile, video messaging and music and video recording and playback.

Together with these announcements, Philips is demonstrating Mobile Multimedia Made Simple through a variety of semiconductor solutions for the mobile industry in Hall 1 at booth A17. Philips Software solutions can be found in Hall 1at booth B25b. The Philips mobile handsets will be showcased on the Philips yacht Bossanova located at the Jetée Albert Edouard, next to the Palais des Festival in Cannes.

For further press inquiries, please contact:
Santa van der Laarse
Philips Consumer Electronics
Communications Department
Tel +31 20 59 77 917
email santa.van.der.laarse@philips.com

Monica Mulkens
Philips Software
Communications Department
Tel +31 40 27 33 615
email monica.mulkens@philips.com

Hetty Groesbeek
Public relations Philips Semiconductors
Tel +31 40 27 24 942
email hetty.groesbeek@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.